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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

VENTURE LENDING & LEASING V, INC.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
NONE
(CUSIP Number)
Martin D. Eng
2010 North First Street, Suite 310
San Jose, California 95131
(408) 436-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	NONE	Page	2	of	24 Pages

1	NAMES OF REPORTING PERSONS: Venture Lending & Leasing V, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP No.	NONE	Page	3	of	24 Pages

1	NAMES OF REPORTING PERSONS: Westech Investment Advisors, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		370

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	NONE	Page	4	of	24 Pages

1	NAMES OF REPORTING PERSONS: Ronald W. Swenson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		740

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, IN

CUSIP No.	NONE	Page	5	of	24 Pages

1	NAMES OF REPORTING PERSONS: Salvador O. Gutierrez

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		740

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, IN

CUSIP No.	NONE	Page	6	of	24 Pages
     The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).
Item 1. Security and Issuer.
     This statement relates to common shares, $0.001 par value per share, of Venture Lending & Leasing V, Inc., a Maryland corporation (the “Issuer”), of which 100,000 shares are outstanding (the “Shares”). The principal executive offices of the Issuer are located at 2010 North First Street, Suite 310, San Jose, California 95131.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by Venture Lending & Leasing V, LLC (the “Company”), a Delaware limited liability company, Westech Investment Advisors, Inc., a California corporation (“Westech”), Ronald W. Swenson, and Salvador O. Gutierrez. The Company is the sole shareholder of the Issuer. Westech is the managing member of the Company and the investment manager of the Issuer, and each of Messrs. Swenson and Gutierrez owns 50% of the capital stock of Westech. Pursuant to the Operating Agreement of the Company, dated as of November 13, 2006, the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company (such operative provisions are attached hereto as Exhibit 6). The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).
     Each of the Company, Westech, and Messrs. Swenson and Gutierrez is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of Westech’s position as managing member of the Company and by reason of the capital stock of Westech held by Messrs. Swenson and Gutierrez and their officer and director positions with Westech, the Reporting Persons may be deemed to be members of a Section 13(d) group and are hereby filing a joint Schedule 13D. Each Reporting Person, however, expressly disclaims membership in any group.
     The names, business addresses, principal occupations and citizenship of each director, executive officer and controlling shareholder of Westech is set forth on Schedule A, which is incorporated herein by this reference.
     (b) The principal business and office address of each Reporting Person is 2010 North First Street, Suite 310, San Jose, California 95131.
     (c) The principal business of the Company is to acquire and hold all of the Shares. Westech is a registered investment adviser under the Investment Advisers Act of 1940. Mr. Swenson is the Chairman, Chief Executive Officer and a director of Westech and the Chairman, Chief Executive Officer, President and a director of the Issuer. Mr. Gutierrez is the President and a director of Westech and a director of the Issuer.
     (d) No Reporting Person or person listed on Schedule A has, during the last five

CUSIP No.	NONE	Page	7	of	24 Pages
years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) No Reporting Person or person listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Company purchased the Shares for a purchase price of $25,000 pursuant to a Stock Purchase Agreement, dated as of September 1, 2006. The working capital of the Company was the source of the purchase price. On February 21, 2007, the Company completed the offering of its membership interests, which resulted in Westech and Messrs. Swenson and Gutierrez acquiring beneficial ownership of the shares of the Issuer reported herein.
Item 4. Purpose of Transaction.
     The Company was formed to acquire and own all of the Shares. All of the Shares are currently held by the Company. The Issuer is a closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940. The Issuer primarily provides secured debt financing to selected venture capital-backed companies, and secondarily provides debt financing to public and late stage development private companies. Neither the Shares nor the membership interests of the Company are traded on a national securities exchange or quoted on an inter-dealer system of a national securities association.
     None of the Reporting Persons or any person listed on Schedule A is aware of any plan or proposal which the Reporting Persons or the persons listed on Schedule A may have which relate to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for

CUSIP No.	NONE	Page	8	of	24 Pages
which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	Changes in the Issuer’s Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(ix)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.
     Each of the Reporting Persons and the persons listed on Schedule A expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors. Accordingly, each Reporting Person and person listed on Schedule A reserves the right to change its plans and intentions at any time, as such person deems appropriate.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate percentage of common shares of the Issuer reported owned by each Reporting Person is based upon 100,000 common shares outstanding. As of the date of this Schedule, the Company owns all of the Shares. By reason of its position as managing member of the Company, Westech may also be deemed to be the beneficial owner of the Shares.
     Messrs. Swenson and Gutierrez each own 50% of the outstanding voting capital stock of Westech. By reason of such ownership and their officer and director positions with Westech, Messrs. Swenson and Gutierrez may be deemed to beneficially own the Shares. In addition, by reason of his indirect beneficial ownership of membership interests of the Company, Mr. Swenson may be deemed to beneficially own 740 outstanding common shares of the Issuer (370 shares by reason of a membership interest of the Company owned by a trust for which he serves as trustee and 370 shares by reason of a membership interest of the Company owned by Westech), constituting 0.74% of the Shares. By reason of his indirect beneficial ownership of membership interests of the Company, Mr. Gutierrez may be deemed to beneficially own 740 outstanding common shares of the Issuer (185 shares by reason of a membership interest of the Company owned by a community trust for which he serves as trustee, 185 shares by reason of a membership interest of the Company owned by a foundation for which he serves as trustee, and 370 shares by reason of a membership interest of the Company owned by Westech), constituting 0.74% of the Shares. Each of Messrs. Swenson and Gutierrez disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in the Company and in Westech as described herein.
     Based on each person’s direct or indirect beneficial ownership of membership interests in the Company, each of Messrs. Best, Cohan, Eng, Wanek and Werdegar may be deemed to beneficially own 111, 111, 37, 19, and 56 common shares of the Issuer, respectively, constituting 0.111%, 0.111%, 0.037%, 0.019% and 0.056% of the Shares, respectively. Each of Messrs. Best, Cohan, Eng, Wanek and Werdegar disclaims beneficial ownership of the Shares except to

CUSIP No.	NONE	Page	9	of	24 Pages
the extent of his pecuniary interest in the Company.
     (b) Subject to the pass-through voting rights of the members of the Company discussed above in Item 2, the Company has sole voting and dispositive power with respect to the Shares owned by it. By reason of its position as managing member of the Company, Westech may also be deemed to have sole dispositive power with respect to the Shares held by the Company. Because of its membership interest in the Company, Westech may also be deemed to share voting power with the Company with respect to 370 common shares of the Issuer. By reason of their ownership of the outstanding capital stock of Westech and their officer and director positions with Westech, each of Messrs. Swenson and Gutierrez may be deemed to have sole dispositive power with respect to the Shares held by the Company and to share voting power with the Company with respect to the 370 common shares of the Issuer beneficially owned by Westech.
     Because of each person’s direct or indirect beneficial ownership of membership interests in the Company (as more fully described in (a) above), such person may be deemed to share voting power with the Company with respect to the following number of common shares of the Issuer: (i) Mr. Swenson, 370 common shares of the Issuer, (ii) Mr. Gutierrez, 370 common shares of the Issuer, (iii) Mr. Best, 111 common shares of the Issuer, (iv) Mr. Cohan, 111 common shares of the Issuer, (v) Mr. Eng, 37 common shares of the Issuer, (vi) Mr. Wanek, 19 common shares of the Issuer, and (vii) Mr. Werdegar, 56 common shares of the Issuer.
     (c) There have been no transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons or those persons listed on Schedule A.
     (d) No person other than the Reporting Persons and the members of the Company is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as described in this Schedule 13D, there are no contracts, arrangements or understandings among the Reporting Persons or persons listed on Schedule A, or between the Reporting Persons or persons listed on Schedule A, and any other person, with respect to the common shares of the Issuer.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement.

2.	Power of Attorney of Venture Lending & Leasing V, LLC.

3.	Power of Attorney of Westech Investment Advisors, Inc.

4.	Power of Attorney of Ronald W. Swenson.

5.	Power of Attorney of Salvador O. Gutierrez.

6.	Operative Provisions of Operating Agreement of Venture Lending & Leasing V, LLC, dated as of November 13, 2006.

CUSIP No.	NONE	Page	10	of	24 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.
Dated: June 1, 2007

WESTECH INVESTMENT ADVISORS, INC.		VENTURE LENDING & LEASING V, LLC

By:	/s/ Ronald W. Swenson	By:	Westech Investment Advisors, Inc.,

	Ronald W. Swenson		Its Managing Member
Chief Executive Officer

By:	/s/ Salvador O. Gutierrez	By:	/s/ Ronald W. Swenson

	Salvador O. Gutierrez		Ronald W. Swenson
	President		Chief Executive Officer

/s/ Ronald W. Swenson		By:	/s/ Salvador O. Gutierrez

RONALD W. SWENSON			Salvador O. Gutierrez President

/s/ Salvador O. Gutierrez

SALVADOR O. GUTIERREZ

CUSIP No.	NONE	Page	11	of	24 Pages
SCHEDULE A
     The following table sets forth the name and present principal occupation of each director, executive officer and control person of Westech Investment Advisors, Inc., other than Messrs. Swenson and Gutierrez. The business address of each such person is 2010 North First Street, Suite 310, San Jose, California 95131. Each person listed below is a citizen of the United States.

Name	Present Principal Employment

Brian R. Best	Vice President, Assistant Secretary
Jay L. Cohan	Vice President
Martin D. Eng	Chief Financial Officer, Vice President, Secretary, Treasurer
David R. Wanek	Vice President
Maurice C. Werdegar	Vice President
EXHIBIT INDEX

Exhibit		Page
1.	Joint Filing Agreement.	12
2.	Power of Attorney of Venture Lending & Leasing V, LLC.	13
3.	Power of Attorney of Westech Investment Advisors, Inc.	14
4.	Power of Attorney of Ronald W. Swenson.	15
5.	Power of Attorney of Salvador O. Gutierrez.	16
6.	Operative Provisions of Operating Agreement of Venture Lending & Leasing V, LLC, dated as of November 13, 2006.	17

CUSIP No.	NONE	Page	12	of	24 Pages
EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D, dated June 1, 2007 (including amendments thereto) with respect to the common shares of Venture Lending & Leasing V, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.
     Dated: June 1, 2007

WESTECH INVESTMENT ADVISORS, INC.		VENTURE LENDING & LEASING V, LLC

By:	/s/ Ronald W. Swenson	By:	Westech Investment Advisors, Inc.,

	Ronald W. Swenson		Its Managing Member
Chief Executive Officer

By:	/s/ Salvador O. Gutierrez	By:	/s/ Ronald W. Swenson

	Salvador O. Gutierrez		Ronald W. Swenson
	President		Chief Executive Officer

/s/ Ronald W. Swenson		By:	/s/ Salvador O. Gutierrez

RONALD W. SWENSON			Salvador O. Gutierrez President

/s/ Salvador O. Gutierrez

SALVADOR O. GUTIERREZ

CUSIP No.	NONE	Page	13	of	24 Pages
EXHIBIT 2
POWER OF ATTORNEY
VENTURE LENDING & LEASING V, LLC
          KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Brian R. Best, Martin D. Eng, and Bruce Levin, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing V, Inc. (“VLL V”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
          This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by VLL V, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
     Dated: June 1, 2007

VENTURE LENDING & LEASING V, LLC

By:	Westech Investment Advisors, Inc. Its Managing Member

	By:	/s/ Ronald W. Swenson

Ronald W. Swenson, Chief Executive Officer

	By:	/s/ Salvador O. Gutierrez

Salvador O. Gutierrez, President

CUSIP No.	NONE	Page	14	of	24 Pages
EXHIBIT 3
POWER OF ATTORNEY
WESTECH INVESTMENT ADVISORS, INC.
          KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Brian R. Best, Martin D. Eng, and Bruce Levin, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing V, Inc. (“VLL V”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
          This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by VLL V, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
     Dated: June 1, 2007

WESTECH INVESTMENT ADVISORS, INC.

By:	/s/ Ronald W. Swenson

Ronald W. Swenson, Chief Executive Officer

By:	/s/ Salvador O. Gutierrez

Salvador O. Gutierrez, President

CUSIP No.	NONE	Page	15	of	24 Pages
EXHIBIT 4
POWER OF ATTORNEY
RONALD W. SWENSON
          KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Brian R. Best, Martin D. Eng, and Bruce Levin, and each of them, any of whom may act without joinder of the others, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing V, Inc. (“VLL V”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
          This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by VLL V, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
     Dated: June 1, 2007

/s/ Ronald W. Swenson
RONALD W. SWENSON

CUSIP No.	NONE	Page	16	of	24 Pages

EXHIBIT 5
POWER OF ATTORNEY
SALVADOR O. GUTIERREZ
          KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Brian R. Best, Martin D. Eng, and Bruce Levin, and each of them, any of whom may act without joinder of the others, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Venture Lending & Leasing V, Inc. (“VLL V”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
          This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by VLL V, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
     Dated: June 1, 2007

/s/ Salvador O. Gutierrez
SALVADOR O. GUTIERREZ

CUSIP No.	NONE	Page	17	of	24 Pages

EXHIBIT 6
OPERATIVE PROVISIONS
OF
OPERATING AGREEMENT
OF
VENTURE LENDING & LEASING V, LLC

CUSIP No.	NONE	Page	18	of	24 Pages

OPERATING AGREEMENT
OF
VENTURE LENDING & LEASING V, LLC
A Delaware Limited Liability Company
November 13, 2006

CUSIP No.	NONE	Page	19	of	24 Pages
OPERATING AGREEMENT
OF
VENTURE LENDING & LEASING V, LLC
A Delaware Limited Liability Company
     This OPERATING AGREEMENT (“Operating Agreement” or “Agreement”) of VENTURE LENDING & LEASING V, LLC (the “Company”), dated as of November 13, 2006, is adopted by the Managing Member (as defined in Schedule 1) and executed and agreed to by it and the other Members (as defined in Schedule 1).
INTRODUCTION
     The Members have caused the Company to be formed as a limited liability company under the laws of the State of Delaware for the principal purpose of acquiring and owning all of the outstanding shares of Venture Lending & Leasing V, Inc., a Maryland corporation (the “Fund”), and for the secondary purpose of acquiring and owning direct interests in companies, including in the form of warrants that may be distributed, from time to time, by the Fund to the Company, and including Special Situations Investments (as defined in Schedule 1) comprised of senior debt, convertible debt, or some other combination of debt instruments and equity instruments. The Fund is a non-diversified, closed-end management investment company which has elected business development company status under the 1940 Act (as defined in Schedule 1) and which intends to qualify for taxation as a regulated investment company under the Code (as defined in Schedule 1).
     The parties hereto desire to enter into this Operating Agreement in order to set forth their understanding with respect to the management and operation of the Company and related matters.
     THEREFORE, the parties hereto hereby agree as follows:
     Section 6.5 Activities Regarding the Fund. The parties agree and acknowledge that the Company will be the sole shareholder of the Fund. Notwithstanding anything else herein to the contrary, if any decision is required to be made, or if any action may be taken, by the Company in its capacity as a shareholder of Fund, then the Managing Member shall solicit and/or take instructions from each of the Members and shall then take such actions or omit from taking such actions as would be required if the Members of the Company were the shareholders of the Fund, with ownership interests therein identical to their respective ownership of Shares in the Company. For example, for any Fund action requiring approval by holders of two-thirds or more of the shares of the Fund, the Company will not take such action unless and until approved by Members holding two-thirds of the Shares of the Company.
     Section 8.8 Voting of Interests. Each outstanding Share shall be entitled to one vote upon each matter submitted to a vote of the Members; provided, however, that, if a Member has assigned all or a portion of its Shares to a Person who is not admitted as a Member, neither the transferring Member nor the Transferee/Economic Interest Holder shall have the right to vote the Shares so transferred and such Shares shall not be deemed to be outstanding for purposes of determining a quorum or any percentage vote required or permitted hereunder. In all elections for members of the Advisory Board or the directors of the Fund, the Members shall not have the right to cumulative voting.

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ARTICLE II
RESTRICTIONS ON
TRANSFER OF INTEREST
     Section 11.1 Prohibition on Transfers.
          (a) Except as otherwise specifically provided herein, no Interest Holder may sell, assign, transfer, pledge, encumber, or otherwise dispose of (any of which is a “Transfer”) its Interest, in whole or in part, or enter into any agreement or grant any options or rights with respect thereto, whether by action of such Interest Holder or by operation of law or otherwise, without the prior written consent of the Managing Member, which consent, in the Managing Member’s sole and absolute discretion, may be withheld.
          (b) Notwithstanding anything contained herein to the contrary, the Managing Member shall not consent to any transfer if such transfer would:
               (i) cause a termination of the Company for federal or, if applicable, state income tax purposes;
               (ii) in the opinion of counsel to the Company, cause the Company to cease to be classified as a partnership for federal or state income tax purposes;
               (iii) cause the Company to become a “publicly traded partnership,” as such term is defined in Section 7704 of the Code;
               (iv) require the registration of such transferred Interest pursuant to any applicable federal or state securities laws;
               (v) subject the Company to regulation under the 1940 Act;
               (vi) result in a violation of applicable laws; or
               (vii) be made to any Person who lacks the legal right, power or capacity to own such Interest.
     Section 11.2 Admission of Transferee as Member.
          (a) The Managing Member may consent to a Transfer without consenting to the admission of the transferee under such approved Transfer (a “Transferee”) as a Member of the Company. A Transferee may only be admitted as a Member of the Company if and when (i) the Transferee becomes a party to this Agreement by agreeing in writing to be bound by the terms and provisions hereof, including the Capital Commitment of the transferring Member, and (ii) the Managing Member consents to such admission, which consent may be withheld in its sole and absolute discretion. Any Transferee shall execute and acknowledge such other instruments as the Managing Member may deem necessary or desirable to effectuate the admission of the Transferee as a Member of the Company.
          (b) Any Transferee not admitted as a member of the Company shall be entitled to the Profits, Loss, and distributions allocable to the assigned Shares, but shall not be entitled to vote on Company matters or to exercise or enjoy any of the other rights of a Member of the Company unless and

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until such Transferee is admitted as a Member of the Company. Each Transferee or any subsequent Transferee of Interests, or any partial interests thereof, shall hold such Shares or Economic Interests subject to all of the provisions hereof and shall make no transfers except as permitted hereby.
     Section 11.3 Pledge. An Interest Holder may not pledge its Interest as security, except with the consent of the Managing Member, which consent, in its sole and absolute discretion, may be withheld.
     Section 11.4 Void Transfers. Any purported transfer in violation of any provision hereof shall be void ab initio and shall not operate to transfer any right, title or interest to the purported transferee.
     Section 11.5 Legend on Certificates. Each Member shall have placed on certificates representing its Shares, if such certificates are issued, the following legend:
THE SALE, TRANSFER, HYPOTHECATION, ENCUMBRANCE, OR DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE PROVISIONS OF THE OPERATING AGREEMENT OF VENTURE LENDING & LEASING V, LLC. ALL RESTRICTIONS CONTAINED IN SUCH AGREEMENT ARE INCORPORATED BY REFERENCE IN THIS CERTIFICATE. A COPY OF THE AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF VENTURE LENDING & LEASING V, LLC, AT 2010 NORTH FIRST STREET, SAN JOSE, CALIFORNIA 95131.
     Section 11.6 Withdrawal Prohibited. No Member may withdraw or resign from the Company until there has been a dissolution and a full and complete winding up of the Company in accordance with this Agreement and the Act. If such Member is permitted to withdraw pursuant to the provisions of the Act, notwithstanding the foregoing, such Member shall be treated as an Economic Interest Holder which has not been admitted as a Member of the Company.

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SCHEDULE 1
Definitions
     “1940 Act” shall mean the Investment Company Act of 1940, as amended.
     “Act” means the Delaware Limited Liability Company Act and any successor statute, as amended from time to time.
     “Advisory Board” shall have the meaning assigned thereto in Section 7.1.
     “Capital Commitment” with respect to a Member shall mean the amount set forth opposite such Member’s name on Exhibit A.
     “Code” means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.
     “Company” shall mean Venture Lending & Leasing V, LLC, a Delaware limited liability company.
     “Economic Interest” means the interest held by a Transferee of a Member or Economic Interest Holder who has not been admitted as a Member.
     “Economic Interest Holder” means any Person owning an Economic Interest.
     “Fund” shall have the meaning assigned thereto in the Introduction.
     “Interest” means Shares, an Economic Interest or the Carried Interest or Post-Termination Interest.
     “Interest Holder” means a Member, with respect to Shares, an Economic Interest Holder with respect to an Economic Interest and a Managing Member or former Managing Member with respect to a Carried Interest or Post-Termination Interest.
     “Managing Member” shall have the meaning assigned thereto in Section 6.1. The initial Managing Member shall be Westech.

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     “Member” means the Managing Member and each other Person who acquires Shares pursuant to this Operating Agreement and the Subscription Agreement attached hereto as Schedule 2 and each Person hereafter admitted to the Company as a Member as provided in this Operating Agreement. The Members and their respective Shares are set forth on Exhibit A.
     “Operating Agreement” or “Agreement” shall mean this Operating Agreement of Venture Lending & Leasing V, LLC, dated as of November 13, 2006.
     “Person” means any individual, corporation, governmental entity, trust, estate, partnership, joint venture, limited liability company or other entity.
     “Profits” and “Losses” mean, for each Period, an amount equal to the taxable income or loss of the Company for such Period, determined in accordance with Section 703(a) of the Code (including all items required to be stated separately) with the following adjustments:
     (a) Any income exempt from federal income tax shall be included;
     (b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code (including expenditures treated as such pursuant to Section 1.704-1(b)(2)(iv)(i)) of the Treasury Regulations shall be subtracted;
     (c) Any items which are specially allocated pursuant to Sections 5.2(c) or 5.3 shall not be taken into account in computing Profits or Losses;
     (d) Unrealized Gains and Unrealized Losses shall be taken into account; and
     (e) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Carrying Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Carrying Value.
     “Share” means an ownership interest in the Company representing a Capital Contribution of one thousand dollars ($1,000) to the Company as set forth in Article 3, which shall constitute a Non-Managing Member’s entire interest in the Company including its right to share in Profits and Losses, distributions, capital, the right to vote and the right to receive information concerning the business and affairs of the Company. The Managing Member’s ownership interest in the Company shall consist of its Shares, its Carried Interest and Post-Termination Interest.
     “Special Situations Investments” means investments structured as senior debt, convertible debt, or some combination of debt instruments and equity instruments (including, without limitation, investments in a company undergoing a restructuring or recapitalization of its existing debt or equity,

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investments in subordinated debt, and any investment consisting of a bridge loan to a company which is in the process of raising additional private equity, planning an initial public offering or is seeking to enter into a business combination through which it would be acquired).
     “Transfer” shall have the meaning assigned thereto in Section 11.1 hereof.
     “Transferee” shall have the meaning assigned thereto in Section 11.2(a).